UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Supplement to Proxy Statement for 2024 Annual General Shareholder Meeting

In its Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), furnished to the Securities and Exchange Commission (the “SEC”) on October 1, 2024 (the “Original Form 6-K”), Stratasys Ltd. (“Stratasys” or the “Company”) published a notice and proxy statement (the “Proxy Statement”) for its 2024 annual general meeting of shareholders (the “Meeting”), which is scheduled to take place at 3:00 p.m. (Israel time) on Tuesday, November 7, 2024, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. The Proxy Statement describes in detail, among other things, the proposals to be presented to the shareholders at the Meeting and related background information, as well as logistical information related to voting procedure, date and time information for the Meeting, and the required majorities for approval of the proposals under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

The contents of this Amendment to the Original Form 6-K (this “Form 6-K/A”) serve as a supplement to, and modify the terms of, the Proxy Statement.

Supplement to Proposal 2 (Renewal of Compensation Policy)— Limitation on Severance-Related Payments to Executive Officers

Proposal 2 to be presented for shareholder approval at the Meeting is the renewal of the Company’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) for a three-year period, as required under the Companies Law.

It has come to the attention of the Company that the version of the Compensation Policy that was attached as Appendix A to the Proxy Statement did not reflect the updated Compensation Policy that was approved by the compensation committee of the Company’s board of directors (the “Board”), and by the Board, during the period of time leading up to the publication of the Proxy Statement.

Specifically, the version of the Compensation Policy attached to the Proxy Statement inadvertently omitted a limitation on potential non-statutory severance benefits for a terminated executive officer—limiting the amount of those benefits to an aggregate of the product of twenty-four (24) and the executive officer's last monthly base salary. That limitation was part of the existing Compensation Policy adopted by Stratasys’ shareholders at Stratasys’ 2021 annual general meeting of shareholders, which was held on November 23, 2021 (the “2021 Annual Meeting”) and which appears at the following link:
https://www.sec.gov/Archives/edgar/data/1517396/000121390021059720/ea150683ex99-1_stratasys.htm, and the limitation was also part of the renewed Compensation Policy recently approved by the compensation committee and the Board.

The subject limitation on non-statutory severance benefits had been incorporated into the existing Compensation Policy in response to comments received from certain shareholders prior to the 2021 Annual Meeting. In response to those shareholders, Stratasys had agreed to limit the aggregate payments that may potentially be payable to a single terminating/terminated executive officer as “Severance Payments”, “Non-compete payments”, “Change of control payments” or “Discretionary payments” to the product of twenty-four (24) and the executive officer's last monthly base salary.

In keeping with customary practice, severance amounts that have already been accrued by Stratasys over the course of an executive’s employment pursuant to Israeli statutorily-provided accruals and that are released to the executive upon termination are excluded in determining whether that 24-month limit has been reached.

The updated version of the Compensation Policy to be brought for approval at the Meeting is appended to this Form 6-K/A as Exhibit 99.1. The added language concerning the 24-month limitation on severance-related payments appears in red font in the Compensation Policy.

In light of the required update to the proposed Compensation Policy that will be brought before the Meeting for approval, the text of the resolution to be presented for approval at the Meeting pursuant to Proposal 2 will be modified slightly from what appeared in the Proxy Statement, and will read as follows:

“RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the Stratasys Ltd. Compensation Policy for Executive Officers and Directors, dated November 7, 2024, in the form attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K/A furnished to the SEC on October 18, 2024, and as described in “Supplement to Proposal 2 (Renewal of Compensation Policy)— Limitation on Severance-Related Payments to Executive Officers” in the foregoing supplemental Form 6-K/A, and as previously approved by the Board at the recommendation of the compensation committee, be, and the same hereby is, approved in all respects.”

Exhibits

The following exhibit is furnished as part of this Form 6-K/A:

Exhibit No.	Description
99.1	Compensation Policy for Executive Officers and Directors to be presented for adoption at 2024 Annual General Meeting of Shareholders

Incorporation by Reference

The contents of this Form 6-K/A and Exhibit 99.1 hereto are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No’s. 333-190963, 333-236880, 333-253694, 333-262951, 333-262952, 333-270249 and 333-277836).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: October 18, 2024	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer